UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 8

                    Under the Securities Exchange Act of 1934


                           Blount International, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   095180-10-5
                      (CUSIP Number of Class of Securities)

                               Jeffrey A. Welikson
                     Vice President and Corporate Secretary
                          Lehman Brothers Holdings Inc.
                     1301 Avenue of the Americas, 5th Floor
                               New York, NY 10022
                                 (212) 526-0858
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)



                                December 31, 2005
             (Date of Event which required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).


CUSIP No. 095180-10-5


       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Holdings Inc.
                  13-3216325

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 8,918,999

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 8,918,999

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,918,999

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.97% (1)

      14.         TYPE OF REPORTING PERSON HC/CO

(1)
         Based on 47,004,292 outstanding shares of Common Stock of Blount International Inc. that are outstanding as of October 31, 2005 as reported on Blount International Inc.'s quarterly report on Form 10-Q dated November 4, 2005.


CUSIP No. 095180-10-5

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LB Blount Investment SPV LLC
                  13-4073579

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 8,918,999

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 8,918,999

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,918,999

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.97% (1)

      14.         TYPE OF REPORTING PERSON OO

(1)
         Based on 47,004,292 outstanding shares of Common Stock of Blount International Inc. that are outstanding as of October 31, 2005 as reported on Blount International Inc.'s quarterly report on Form 10-Q dated November 4, 2005.


CUSIP No. 095180-10-5


       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Inc.
                  13-2518466

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

     NUMBER OF SHARES
   BENEFICIALLY OWNED BY          7.     SOLE VOTING POWER
EACH REPORTING PERSON WITH               2,341,450

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 2,341,450

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,341,450

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98% (1)

      14.         TYPE OF REPORTING PERSON HC/CO

(1)
         Based on 47,004,292 outstanding shares of Common Stock of Blount International Inc. that are outstanding as of October 31, 2005 as reported on Blount International Inc.'s quarterly report on Form 10-Q dated November 4, 2005.


CUSIP No. 095180-10-5


       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Merchant Banking Partners II L.P.
                  01-0594189

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 3,690,212

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 3,690,212

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,690,212

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.85% (1)

      14.         TYPE OF REPORTING PERSON PN


(1)
         Based on 47,004,292 outstanding shares of Common Stock of Blount International Inc. that are outstanding as of October 31, 2005 as reported on Blount International Inc.'s quarterly report on Form 10-Q dated November 4, 2005.


CUSIP No. 095180-10-5

       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Offshore Investment Partners II L.P.
                  30-0037037

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 2,404,443

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 2,404,443

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,404,443

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.11% (1)

      14.         TYPE OF REPORTING PERSON PN

(1)
         Based on 47,004,292 outstanding shares of Common Stock of Blount International Inc. that are outstanding as of October 31, 2005 as reported on Blount International Inc.'s quarterly report on Form 10-Q dated November 4, 2005.


CUSIP No. 095180-10-5


       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Capital Partners III, L.P.
                  13-3857432

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 482,894

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 482,894

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  482,894

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03% (1)

      14.         TYPE OF REPORTING PERSON PN

(1)
         Based on 47,004,292 outstanding shares of Common Stock of Blount International Inc. that are outstanding as of October 31, 2005 as reported on Blount International Inc.'s quarterly report on Form 10-Q dated November 4, 2005.


CUSIP No. 095180-10-5


       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Capital Partners IV, L.P.
                  13-4042406

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 1,336,077

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 1,336,077

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,336,077

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.84% (1)

      14.         TYPE OF REPORTING PERSON PN

(1)
         Based on 47,004,292 outstanding shares of Common Stock of Blount International Inc. that are outstanding as of October 31, 2005 as reported on Blount International Inc.'s quarterly report on Form 10-Q dated November 4, 2005.



CUSIP No. 095180-10-5



       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers MBG Partners 1999 (A) L.P.
                  03-0406092

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 312,406

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 312,406

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  312,406

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.66% (1)

      14.         TYPE OF REPORTING PERSON PN

(1)
         Based on 47,004,292 outstanding shares of Common Stock of Blount International Inc. that are outstanding as of October 31, 2005 as reported on Blount International Inc.'s quarterly report on Form 10-Q dated November 4, 2005.



CUSIP No. 095180-10-5


       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers MBG Partners 1999 (B) L.P.
                  03-0406104


       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 35,796

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 35,796

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  35,796

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07% (1)

      14.         TYPE OF REPORTING PERSON PN

(1)
         Based on 47,004,292 outstanding shares of Common Stock of Blount International Inc. that are outstanding as of October 31, 2005 as reported on Blount International Inc.'s quarterly report on Form 10-Q dated November 4, 2005.


CUSIP No. 095180-10-5


       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers MBG Partners 1999 (C) L.P.
                  03-0406111


       2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a) [ ]
                 (b) [ ]

       3.        SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 9,763

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 9,763

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,763

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1)

      14.         TYPE OF REPORTING PERSON PN


(1)
         Based on 47,004,292 outstanding shares of Common Stock of Blount International Inc. that are outstanding as of October 31, 2005 as reported on Blount International Inc.'s quarterly report on Form 10-Q dated November 4, 2005.


CUSIP No. 095180-10-5


       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LB I Group Inc.
                  13-2741778

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 2,341,450

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 2,341,450

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,341,450

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98% (1)

      14.         TYPE OF REPORTING PERSON HC/CO

(1)
         Based on 47,004,292 outstanding shares of Common Stock of Blount International Inc. that are outstanding as of October 31, 2005 as reported on Blount International Inc.'s quarterly report on Form 10-Q dated November 4, 2005.


CUSIP No. 095180-10-5


       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Offshore Partners II Ltd.
                  98-0190704

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 1,202,221

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 1,202,221

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,202,221

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.56% (1)

      14.         TYPE OF REPORTING PERSON HC/CO

         (1) Based on 47,004,292 outstanding shares of Common Stock of Blount International Inc. that are outstanding as of October 31, 2005 as reported on Blount International Inc.'s quarterly report on Form 10-Q dated November 4, 2005.


CUSIP No.095180-10-5


       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Merchant Banking Partners II Inc.
                  13-3957483

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

        NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 4,892,434

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 4,892,434

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,892,434

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.41% (1)

      14.         TYPE OF REPORTING PERSON HC/CO

(1)
         Based on 47,004,292 outstanding shares of Common Stock of Blount International Inc. that are outstanding as of October 31, 2005 as reported on Blount International Inc.'s quarterly report on Form 10-Q dated November 4, 2005.



ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of Blount International, Inc., a Delaware corporation ("Blount"). The address of the principal executive offices of Blount is 4909 SE International Way, Portland, Oregon 97222.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed on behalf of the following Reporting Persons:

     Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings") 745 Seventh Avenue
     New York, NY 10019

     Holdings, through its subsidiaries is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients. Holdings is the general partner of Lehman Brothers Capital Partners III, L.P. and the direct 100% parent of Lehman Brothers Inc., Lehman Brothers Merchant Banking
     Partners II Inc. and Lehman Brothers Offshore Partners II Ltd.

     LB Blount Investment SPV LLC, a Delaware limited liability company ("LB Blount SPV") 745 Seventh Avenue
     New York, NY 10019

     All the shares of Blount beneficially owned by the Reporting Persons are directly owned by LB Blount SPV. With respect to the equity interests of LB Blount SPV, Lehman Brothers Merchant Banking Partners II L.P. owns approximately 41.4%, Lehman Brothers Offshore Investment Partners II L.P. owns approximately 27.0%, Lehman Brothers Capital Partners III, L.P. owns approximately 5.4%, Lehman Brothers Capital Partners IV, L.P. owns approximately 15.0%, LB I Group Inc. owns approximately 7.1%, Lehman Brothers MBG Partners 1999 (A) L.P. owns approximately 3.6%, Lehman Brothers MBG Partners 1999 (B) L.P. owns approximately 0.4%, and Lehman Brothers MBG Partners 1999 (C) L.P. owns approximately 0.1% thereof.

     Lehman Brothers Inc., a Delaware corporation ("LBI")
     745 Seventh Avenue
     New York, NY 10019

     LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Holdings and the direct 100% parent of LB I Group Inc.

     LB I Group Inc., a Delaware corporation ("LB I Group")
     745 Seventh Avenue
     New York, New York 10019

     LB I Group is a wholly-owned subsidiary of LBI and is the general partner of Capital Partners IV, MBG 1999 (A), MBG 1999 (B) and MBG 1999 (C). LB I Group owns approximately 7.1% of the equity interests of LB Blount SPV.

     Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership ("LB MBP II")
     745 Seventh Avenue
     New York, NY 10019

     LB MBP II is a limited partnership, the general partner of which is Lehman Brothers Merchant Banking Partners II Inc. LB MBP II owns approximately 41.4% of the equity interests of LB Blount SPV.

     Lehman Brothers Offshore Investment Partners II L.P., a Bermuda limited partnership ("LB OIP II")
     745 Seventh Avenue
     New York, NY 10019

     LB OIP II is a limited partnership, the general partners of which are Lehman Brothers Offshore Partners II Ltd. and Lehman Brothers Merchant Banking Partners II Inc. LB OIP II owns approximately 27.0% of the equity interests of LB Blount SPV.

     Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership ("Capital Partners III")
     745 Seventh Avenue
     New York, NY 10019

     Capital Partners III is a limited partnership, the general partner of which is Holdings. Capital Partners III owns approximately 5.4% of the equity interests of LB Blount SPV.

     Lehman Brothers Capital Partners IV, L.P., a Delaware limited partnership ("Capital Partners IV")
     745 Seventh Avenue
     New York, NY 10019

     Capital Partners IV is a limited partnership, the general partner of which is LB I Group Inc. Capital Partners IV owns approximately 15.0% of the equity interests of LB Blount SPV.

     Lehman Brothers MBG Partners 1999 (A) L.P., a Delaware limited partnership ("MBG 1999 (A)")
     745 Seventh Avenue
     New York, NY 10019

     MBG 1999 (A) is a limited partnership, the general partner of which is LB I Group Inc. MBG 1999 (A) owns approximately 3.6% of the equity interests of LB Blount SPV.

     Lehman Brothers MBG Partners 1999 (B) L.P., a Delaware limited partnership ("MBG 1999 (B)")
     745 Seventh Avenue
     New York, NY 10019

     MBG 1999 (B) is a limited partnership, the general partner of which is LB I Group Inc. MBG 1999 (B) owns approximately 0.4% of the equity interests of LB Blount SPV.

     Lehman Brothers MBG Partners 1999 (C) L.P., a Delaware limited partnership ("MBG 1999 (C)")
     745 Seventh Avenue
     New York, NY 10019

     MBG 1999 (C) is a limited partnership, the general partner of which is LB I Group Inc. MBG 1999 (C) owns approximately 0.1% of the equity interests of LB Blount SPV.

     Lehman Brothers Offshore Partners II Ltd., a Bermuda corporation ("LB Offshore II Ltd.")
     745 Seventh Avenue
     New York, NY 10019

     LB Offshore II Ltd. is a wholly-owned subsidiary of Holdings and a general partner of LB OIP II.

     Lehman Brothers Merchant Banking Partners II Inc., a Delaware corporation ("LB MBP II Inc.")
     745 Seventh Avenue
     New York, NY 10019

     LB MBP II Inc. is a wholly-owned subsidiary of Holdings and the general partner of LB MBP II and a general partner of LB OIP II.

     The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

     None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION

              No change.


ITEM 4.  PURPOSE OF TRANSACTION

     No change except as described below.

     On August 31, 2005 the Reporting Persons sold 220 shares of Blount Common Stock at $17.93. As of the date hereof, the Reporting Persons continue to beneficially own 8,918,999 shares of Common Stock constituting 18.97% of the Common Stock of Blount.
     The Reporting Persons intend to continually evaluate Blount's business, prospects and financial condition, the market for shares of Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time. Depending on these factors, the Reporting Persons may decide to sell all or part of the shares of Blount that they hold or cause Blount to make material changes in its present capitalization. Any disposition, or any further acquisition, may be effected through privately negotiated transactions or otherwise.
     Except as set forth in this Item 4 (and in Item 4 of the Reporting Persons' original Schedule 13D and prior amendments), the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) See Items 11 and 13 of the cover page for each Reporting Person and Item 4 above.

     (b)      See Items 7 through 9 of the cover page for each Reporting
              Person .

     (c)      See Item 4.

     (d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

     (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Purchase Agreement dated as of March 2, 2001 between Blount International, Inc. and LB Blount Investment SPV LLC (filed as Exhibit 99.1 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)


     12% Convertible Preferred Equivalent Security Due 2013 dated as of March 2, 2001 (filed as Exhibit 99.2 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)

     Certificate Representing Warrants dated as of March 2, 2001 (filed as
     Exhibit 99.3 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)

     Certificate of Designations for the 12% Convertible Preferred Stock (filed as Exhibit 99.4 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)

     Joint Filing Agreement, dated February 14, 2006, among Lehman Brothers Holdings Inc., Blount Investment SPV LLC, Lehman Brothers Inc., Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., Lehman Brothers Capital Partners III, L.P., Lehman Brothers Capital Partners IV, L.P., Lehman Brothers MBG partners 1999 (A) L.P., Lehman Brothers MBG Partners 1999 (B) L.P., Lehman Brothers MBG Partners 1999 (C) L.P., LB I Group Inc., Lehman Brothers Offshore Partners II Ltd. and Lehman Brothers Merchant Banking Partners II Inc. (filed herewith as Exhibit A)




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

                                        LEHMAN BROTHERS HOLDINGS INC.


                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Vice President

                                        BLOUNT INVESTMENT SPV LLC

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS INC.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Senior Vice President

                                        LEHMAN BROTHERS MERCHANT BANKING
                                        PARTNERS II L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS OFFSHORE INVESTMENT
                                        PARTNERS II L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS CAPITAL PARTNERS III,
                                        L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS CAPITAL PARTNERS IV,
                                        L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS MBG PARTNERS 1999 (A)
                                        L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS MBG PARTNERS 1999 (B)
                                        L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS MBG PARTNERS 1999 (C)
                                        L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LB I GROUP INC.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title : Authorized Signatory


                                        LEHMAN BROTHERS OFFSHORE PARTNERS II
                                        LTD.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS MERCHANT BANKING
                                        PARTNERS II INC.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                   Appendix A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                                               BUSINESS ADDRESS


MICHAEL L. AINSLIE                                                       Lehman Brothers Holdings Inc.
Private Investor and former                                              745 Seventh Avenue
President and Chief Executive                                            New York, NY 10019
Officer of Sotheby's Holdings

JOHN F. AKERS                                                            Lehman Brothers Holdings Inc.
Retired Chairman of International                                        745 Seventh Avenue
Business Machines Corporation                                            New York, NY 10019

ROGER S. BERLIND                                                         Lehman Brothers Holdings Inc.
Theatrical Producer                                                      745 Seventh Avenue
                                                                         New York, NY 10019

THOMAS H. CRUIKSHANK                                                     Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive                                     745 Seventh Avenue
Officer of Halliburton Company                                           New York, NY 10019

MARSHA JOHNSON EVANS                                                     Lehman Brothers Holdings Inc.
President of American Red Cross                                          745 Seventh Avenue
                                                                         New York, NY 10019

RICHARD S. FULD, JR.                                                     Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer                                     745 Seventh Avenue
                                                                         New York, NY 10019

SIR CHRISTOPHER GENT                                                     Lehman Brothers Holdings Inc.
Non-Executive Chairman of GlaxoSmithKline Plc                            745 Seventh Avenue
                                                                         New York, NY 10019

ROLAND A. HERNANDEZ                                                      Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive                                     745 Seventh Avenue
Officer of Telemundo Group, Inc.                                         New York, NY 10019


HENRY KAUFMAN                                                            Lehman Brothers Holdings Inc.
President of Henry Kaufman                                               745 Seventh Avenue
& Company, Inc.                                                          New York, NY 10019

JOHN D. MACOMBER                                                         Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                                        745 Seventh Avenue
                                                                         New York, NY 10019

DINA MERRILL                                                             Lehman Brothers Holdings Inc.
Director and Vice Chairman                                               745 Seventh Avenue
of RKO Pictures, Inc. and Actress                                        New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir
Christopher Gent, who is a citizen of the United Kingdom..


                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS

NAME/TITLE                                                               BUSINESS ADDRESS

RICHARD S. FULD, JR.                                                     Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer                                     745 Seventh Avenue
                                                                         New York, NY 10019

JONATHAN E. BEYMAN                                                       Lehman Brothers Holdings Inc.
Chief of Operations and Technology                                       745 Seventh Avenue
                                                                         New York, NY 10019

DAVID GOLDFARB                                                           Lehman Brothers Holdings Inc.
Chief Administrative Officer                                             745 Seventh Avenue
                                                                         New York, NY 10019

JOSEPH M. GREGORY                                                        Lehman Brothers Holdings Inc.
President and Chief Operating Officer                                    745 Seventh Avenue
                                                                         New York, NY 10019

CHRISTOPHER O'MEARA                                                      Lehman Brothers Holdings Inc.
Chief Financial Officer and Controller                                   745 Seventh Avenue
                                                                         New York, NY 10019

THOMAS A. RUSSO                                                          Lehman Brothers Holdings Inc.
Chief Legal Officer                                                      745 Seventh Avenue
                                                                         New York, NY 10019

All above individuals are citizens of the United States.


                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS
NAME/TITLE                                                               BUSINESS ADDRESS

THOMAS A CRUIKSHANK                                                      Lehman Brothers Holdings Inc.
Retired Chairman and Chief                                               745 Seventh Avenue
Executive Officer of Halliburton                                         New York, New york 10019
Company

HOWARD L. CLARK, JR.                                                     Lehman Brothers Holdings Inc.
Vice Chairman                                                            745 Seventh Avenue
                                                                         New York, NY 10019

FREDERICK FRANK                                                          Lehman Brothers Holdings Inc.
Vice Chairman                                                            745 Seventh Avenue
                                                                         New York, NY 10019

RICHARD S. FULD, JR.                                                     Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer                                     745 Seventh Avenue
                                                                         New York, NY 10019

HARVEY M. KRUEGER                                                        Lehman Brothers Holdings Inc.
Vice Chairman                                                            745 Seventh Avenue
                                                                         New York, NY 10019

All above individuals are citizens of the United States.




                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS

NAME/TITLE                                                               BUSINESS ADDRESS

RICHARD S. FULD, JR.                                                     Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer                                     745 Seventh Avenue
                                                                         New York, NY 10019

DAVID GOLDFARB                                                           Lehman Brothers Holdings Inc.
Chief Administrative Officer                                             745 Seventh Avenue
                                                                         New York, NY 10019

JOSEPH M. GREGORY                                                        Lehman Brothers Holdings Inc.
President and Chief Operating Officer                                    745 Seventh Avenue
                                                                         New York, NY 10019

JONATHAN E. BEYMAN                                                       Lehman Brothers Holdings Inc.
Chief of Operations and Technology                                       745 Seventh Avenue
                                                                         New York, NY 10019

CHRISTOPHER O'MEARA                                                      Lehman Brothers Holdings Inc.
Chief Financial Officer and Controller                                   745 Seventh Avenue
                                                                         New York, NY 10019

THOMAS A. RUSSO                                                          Lehman Brothers Holdings Inc.
Chief Legal Officer                                                      745 Seventh Avenue
                                                                         New York, NY 10019

All above individuals are citizens of the United States.



                                 LB I GROUP INC.

                               BOARD OF DIRECTORS


 NAME                                                                   BUSINESS ADDRESS


 Edward S. Grieb                                                         745 Seventh Avenue
                                                                         New York, NY 10019



 Christopher M. O'Meara                                                  745 Seventh Avenue
                                                                         New York, NY 10019






                               EXECUTIVE OFFICERS

 NAME                                                                   BUSINESS ADDRESS

 Charles Ayres                                                          745 Seventh Avenue
 Managing Director                                                      New York, NY 10019

Dexter E. Senft                                                         745 Seventh Avenue
 Managing Director                                                      New York, NY 10019

 Micheal I. Brill                                                       745 Seventh Avenue
 Managing Director                                                      New York, NY 10019


Thomas Banahan
Managing Director                                                        745 Seventh Avenue
                                                                         New York, NY 10019

 Edward B. McGeough                                                      745 Seventh Avenue
 Managing Director                                                       New York, NY 10019


 Brian P. Wade                                                           745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Jarett Wait                                                             745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Alan Waskowitz                                                          745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Jeffrey S. Wecker                                                       745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Steven L. Berkenfeld                                                    745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Thomas E. Bernard                                                       745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Michael S. Castleman                                                    745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 James R. Emmert                                                         745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Edward S. Grieb                                                         745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Robert G. Hedlund III                                                   745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Ruth E. Horowitz                                                        745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 William J. Hughes                                                       745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Alex Kirk                                                               745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Henry Klein                                                             745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 William E. Lighten                                                      745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Kurt A. Locher                                                          745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Raymond C. Mikulich                                                     745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Michael J. Odrich                                                       745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Robert D. Redmond                                                       745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 James P. Seery                                                          745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Anthony D. Tutrone                                                      745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Mark A. Walsh                                                           745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Murat Erkurt                                                            745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019

 Anthony F. Felella                                                      745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019

 Gerard J. Fox                                                           745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019

 Kevin R. Genirs                                                         745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019

 Eric C. Salzman                                                         745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019

 David S. Stonberg                                                       745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019

 Jerry Truzzolino                                                        745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019


Above individuals are citizens of the United States.




                LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.

                               BOARD OF DIRECTORS



NAME                                                               BUSINESS ADDRESS

Alan Washkowitz
                                                                   745 Seventh Avenue
                                                                   New York, NY 10019






                               EXECUTIVE OFFICERS


Alan Washkowitz                                                    745 Seventh Avenue
President                                                          New York, NY 10019


Above individuals are citizens of the United States.





                    LEHMAN BROTHERS OFFSHORE PARTNERS II LTD.

                               BOARD OF DIRECTORS


NAME                                                               BUSINESS ADDRESS

Steven L. Berkenfeld                                               745 Seventh Avenue
Alternate Director                                                 New York, NY 10019

Fred E Steinberg                                                   745 Seventh Avenue
                                                                   New York, NY 10019

Nicholas Trollope                                                  745 Seventh Avenue
                                                                   New York, NY 10019

Alan Washkowitz                                                    745 Seventh Avenue
                                                                   New York, NY 10019





                               EXECUTIVE OFFICERS

NAME                                                               BUSINESS ADDRESS

Graham B. Collis                                                   745 Seventh Avenue
Alternate Director                                                 New York, NY 10019





Above individuals are citizens of the United States.







                                   APPENDIX B


From time to time, the firm and its employees are the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, NASD, NYSE and state securities regulators. Lehman Brothers routinely cooperates freely with such investigations. The Firm is also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business. Although there can be no assurance as to the ultimate outcome, the firm has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case. All material proceedings in which there has been a final determination against Lehman Brothers, and all material litigations involving Lehman Brothers, have been reported on the Firm's Annual Report on Form 10-K, Quarterly Report on Form 10-Q or the Firm's Form BD, each of which is on file with the Securities and Exchange Commission.



                                    EXHIBIT A

                       SCHEDULE 13D JOINT FILING AGREEMENT


         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

         (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.



                                        LEHMAN BROTHERS HOLDINGS INC.


                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Vice President

                                        BLOUNT INVESTMENT SPV LLC

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS INC.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Senior Vice President

                                        LEHMAN BROTHERS MERCHANT BANKING
                                        PARTNERS II L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS OFFSHORE INVESTMENT
                                        PARTNERS II L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS CAPITAL PARTNERS III,
                                        L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS CAPITAL PARTNERS IV,
                                        L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS MBG PARTNERS 1999 (A)
                                        L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS MBG PARTNERS 1999 (B)
                                        L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LEHMAN BROTHERS MBG PARTNERS 1999 (C)
                                        L.P.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory

                                        LB I GROUP INC.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title : Authorized Signatory


                                        LEHMAN BROTHERS OFFSHORE PARTNERS II
                                        LTD.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory


                                        LEHMAN BROTHERS MERCHANT BANKING
                                        PARTNERS II INC.

                                        By:   /s/ Barrett S. DiPaolo
                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory